1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 9, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Income Opportunity Fund

Files Nos. 333-248710 and 811-22121

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the Registration Statement on Form N-2 (the “Registration Statement”) of PIMCO Income Opportunity Fund (the “Fund”), which was filed with the SEC on September 10, 2020. The Registration Statement was filed for the registration of common shares of beneficial interest of the Fund, par value of $0.00001 per share, and for the Fund and to reflect certain other non-material changes to its prior registration statement. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 (“PEA 1”) to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1:   The “Portfolio Contents” section on the cover pages of the prospectus includes a statement that the Fund may utilize credit default swaps. The Staff asks that if the Fund is “writing” credit default swaps, that (i) “writing credit default swaps” be referenced separately in this section and (ii) the Fund confirms there is risk disclosure elsewhere about the “writing” of credit default swaps.

Response:   The Fund respectfully refers the Staff to pages 41 and 56 of the Fund’s prospectus (the “Prospectus”), which disclose that the Fund may buy and sell credit default swaps. However, in response to the Staff’s comment, the Fund has made additional clarifications in this regard throughout the Registration Statement where appropriate, including in the “Leverage” section of the cover page to the Prospectus.

Anu Dubey October 9, 2020 Page 2

“The Fund utilizes certain kinds of leverage, such as reverse repurchase agreements and selling credit default swaps, opportunistically and may choose to increase or decrease, or eliminate entirely, its use of such leverage over time and from time to time based on PIMCO’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.”

Comment 2: The “Portfolio Contents” section on the cover pages of the prospectus states that “The Fund may invest in securities of other open- and closed-end investment companies, including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs.” The Staff requests that the Fund consider whether it is required to add a line-item for acquired fund fees and expenses to the annual expenses table if acquired fund fees and expenses are above 0.01%.

Response: The Fund will add a line-item for acquired fund fees and expenses to the annual expenses table if acquired fund fees and expenses exceed 0.01%.

Comment 3: Please confirm that the Fund will receive a Conditional No-Objections Letter from the Financial Industry Regulatory Authority (“FINRA”).

Response: The Fund received a Conditional No-Objections Letter from FINRA dated September 18, 2020.

Comment 4: Please add the “Incorporation by Reference” section on page 77 of the prospectus to the statement of additional information. See Instruction (f)(3) on Form N-2. Additionally, please provide hyperlinks as required by the FAST Act to the Description of the Common Shares on Form 8-A and the Annual Report on Form N-CSR that are referenced in this section.

Response: The Fund will make the requested changes.

Comment 5: Please revise the “Incorporation by Reference” section on page 77 of the prospectus to replace references to “these filings” with “any information incorporated by reference into this” prospectus or statement of additional information, as the context requires.

Response: In response to this comment, the Fund will revise the disclosure as follows:

You may obtain copies of ~~these filings~~any information incorporated by reference into this prospectus[/statement of additional information], at no charge, by calling toll-free (844)-337-4626 or by writing to the Fund at c/o Pacific Investment Management Company LLC, 1633 Broadway, New York, New York 10019.

Anu Dubey October 9, 2020 Page 3

Comment 6: Please revise the “Incorporation by Reference” section on page 77 of the prospectus to (i) identify the reports and other information filed with the SEC by the Fund and (ii) state that the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. See Instruction F(4)(c)(1) and (2) on Form N-2.

Response: The Fund respectfully refers the Staff to the identified reports and other information filed with the SEC by the Fund in the “Incorporation by Reference” section on page 77 of the prospectus. Accordingly, the Fund believes that no additional changes are necessary. However, in response to this comment, the Fund will revise the disclosure as follows:

In addition, the SEC maintains a website at www.sec.gov, free of charge, that contains these reports, the Fund’s proxy and information statements, and other information relating to the Fund. ~~You can obtain that same information, free of charge, from the SEC’s website (http://www.sec.gov).~~

Comment 7: Please revise the Undertakings in Part C of the Registration Statement to delete Undertaking 3, make corresponding edits to the subsequent numbering, and revise new Undertaking 3 (currently Undertaking 4) to conform to Item 34(3) of Form N-2.

Response: In response to this comment, the Fund agrees to remove Undertaking 3, renumber the subsequent undertakings and revise new Undertaking 3 follows to conform to Item 34(3) of Form N-2.

Comment 8: Please revise new Undertaking 7 (currently Undertaking 8) in Part C of the Registration Statement to add a reference to the prospectus. See Item 34.7 of Form N-2.

Response: In response to this comment, the Fund agrees to revise new Undertaking 7, as follows:

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or~~any~~ Statement of Additional Information.

                                 *****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Anu Dubey October 9, 2020 Page 4

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP